John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

June 18, 2019

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	YieldStreet Multi-Asset Fund Inc.

Registration Statement on Form N-2

(File Nos. 333-228959 and 811-23407)

Dear Mr. Bartz:

On behalf of YieldStreet Multi-Asset Fund Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 10, 2019 with respect to the Company’s response (the “Prior Response Letter”) to the prior comments provided by the Staff with respect to the Company’s Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), filed with the Commission on December 21, 2018 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectus. Where revisions to the Prospectus are referenced in the below responses, such revisions are indicated by proposed marked pages from the Prospectus attached hereto.

1.	Comment: We note your response to prior comment no. 5 set forth in the Prior Response Letter. Please confirm that no more than 15% of the Company’s total assets will be invested in either (i) direct investments in private funds (“Private Funds”) that rely on the exception from registration set forth in either Section 3(c)(1) or Section 3(c)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”), or (ii) participation interests issued by such Private Funds under which the Company would reasonably be viewed as facing counterparty risk from the issuing Private Fund.

Response: The Company confirms to the Staff that it will not invest more than 15% of its total assets in either (i) direct investments in Private Funds, or (ii) participation interests issued by such Private Funds under which the Company would reasonably be viewed as facing counterparty risk from the issuing Private Fund. The Company further advises the Staff on a supplemental basis that, after considering the scope of possible issuers of such participation interests, it believes that many would likely fall outside the scope of the definition of Private Fund. In addition, the Company believes that many of the Participation Interests that it may acquire from Private Funds will be structured in a manner so as to afford “true sale” treatment with respect to the transfer of rights with respect to the underlying loans, which the Company believes would typically mitigate any counterparty risk that the Company might face from the issuing Private Fund.

Mr. Edward Bartz

June 18, 2019

2.	Comment: We note your response to prior comment no. 7 set forth in the Prior Response Letter. Please revise the disclosure set forth under the subheading “Fundamental Investment Policies” to clearly state the Company’s policy with respect to concentration for purposes of the 1940 Act.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc: Ivor Wolk, General Counsel / YieldStreet Multi-Asset Fund Inc.